FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2025.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, filed with the SEC on December 19, 2024 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 25, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary for the Year Ended March 31, 2025 (U.S. GAAP)

Date:	April 25, 2025
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Akihiro Koseki Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the year ended March 31
	2024		2025
		% Change from March 31, 2023		% Change from March 31, 2024
Total revenue	4,157,294	67.2%	4,736,743	13.9%
Net revenue	1,562,000	17.0%	1,892,485	21.2%
Income before income taxes	273,850	83.2%	471,964	72.3%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	165,863	78.8%	340,736	105.4%
Comprehensive income	320,792	13.3%	333,836	4.1%
Basic-Net income attributable to NHI shareholders per share (Yen)	54.97		115.30
Diluted-Net income attributable to NHI shareholders per share (Yen)	52.69		111.03
Return on shareholders’ equity	5.1%		10.0%
Income before income taxes to total assets	0.5%		0.8%
Income before income taxes divided by total revenue	6.6%		10.0%
Equity in earnings of affiliates	45,687		52,454

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31
	2024	2025
Total assets	55,147,203	56,802,170
Total equity	3,448,513	3,580,999
Total NHI shareholders’ equity	3,350,189	3,470,879
Total NHI shareholders’ equity as a percentage of total assets	6.1%	6.1%
Total NHI shareholders’ equity per share (Yen)	1,127.72	1,174.10

(3) Cash Flows

	(Millions of yen)
	For the year ended March 31
	2024	2025
Net cash provided by (used in) operating activities	132,640	(678,611)
Net cash used in investing activities	(887,938)	(848,647)
Net cash provided by financing activities	1,012,850	1,679,697
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	4,299,022	4,425,441

2. Cash Dividends

	(Yen amounts, except total annual dividends)
	For the year ended March 31
	2024	2025
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	8.00	23.00
At December 31	—	—
At March 31	15.00	34.00
For the year	23.00	57.00
Total annual dividends (Millions of yen)	68,682	168,498
Consolidated payout ratio	41.8%	49.4%
Consolidated dividends as a percentage of shareholders’ equity per share	2.1%	5.0%

Note: Breakdown of dividend for the year ended March 31, 2025 : Ordinary dividend 24.00 yen, Commemorative dividend 10.00 yen.

For details, please refer to “Nomura Declares Year-end Dividend Payment including 100th Anniversary Commemorative Dividend” announced on April 25, 2025.

3. Earnings Forecasts for the year ending March 31, 2026

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: None

(2) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards : Yes

  b)  Changes in accounting policies due to other than a) : Yes

Note) Please refer to P.12 “3. Consolidated Financial Statements (7) Changes in Accounting Policies” for further details.

(3) Number of shares issued (common stock)

	At March 31
	2024	2025
Number of shares outstanding (including treasury stock)	3,163,562,601	3,163,562,601
Number of treasury stock	192,807,441	207,351,636

	For the year ended March 31
	2024	2025
Average number of shares outstanding	3,017,128,412	2,955,204,882

*This financial summary is not subject to certified public accountant’s or audit firm’s audit

Table of Contents for the Accompanying Materials

1. Overview of Consolidated Operating Results	P. 2

(1) Overview of Consolidated Operating Results	P. 2
(2) Overview of Consolidated Financial Position	P. 4
(3) Overview of Cash Flows	P. 4

2. Considerations in the selection of accounting standards	P. 5

3. Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Consolidated Statements of Changes in Equity	P.10
(5) Consolidated Statements of Cash Flows	P.11
(6) Note with respect to the Assumption as a Going Concern	P.12
(7) Changes in Accounting Policies	P.12
(8) Notes to the Consolidated Financial Statements	P.13
(9) Other Financial Information	P.16

4. Other Information	P.18

1.	Overview of Consolidated Operating Results

(1)	Overview of Consolidated Operating Results

Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Net revenue	1,562.0	1,892.5	21.2
Non-interest expenses	1,288.2	1,420.5	10.3

Income (loss) before income taxes	273.9	472.0	72.3
Income tax expense	96.6	124.7	29.1

Net income (loss)	177.2	347.3	95.9

Less: Net income (loss) attributable to noncontrolling interests	11.4	6.5	(42.6)

Net income (loss) attributable to NHI shareholders	165.9	340.7	105.4

Return on shareholders’ equity*	5.1%	10.0%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,892.5 billion yen for the fiscal year ended March 31, 2025, an increase of 21.2% from the previous year. Non-interest expenses increased by 10.3% from the previous year to 1,420.5 billion yen. Income before income taxes was 472.0 billion yen and net income attributable to NHI shareholders was 340.7 billion yen for the fiscal year ended March 31, 2025.

 Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Net revenue	1,572.3	1,894.0	20.5
Non-interest expenses	1,288.2	1,420.5	10.3

Income (loss) before income taxes	284.2	473.5	66.6

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2025 was 1,894.0 billion yen, an increase of 20.5% from the previous year. Non-interest expenses increased by 10.3% from the previous year to 1,420.5 billion yen. Income before income taxes increased by 66.6% to 473.5 billion yen for the fiscal year ended March 31, 2025. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

Operating Results of Wealth Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Net revenue	402.4	451.5	12.2
Non-interest expenses	279.7	280.7	0.4

Income (loss) before income taxes	122.7	170.8	39.2

Net revenue increased by 12.2% from the previous year to 451.5 billion yen. Non-interest expenses increased by 0.4% to 280.7 billion yen. As a result, income before income taxes increased by 39.2% to 170.8 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Net revenue	154.1	192.5	24.9
Non-interest expenses	93.9	102.9	9.5

Income (loss) before income taxes	60.2	89.6	48.8

Net revenue increased by 24.9% from the previous year to 192.5 billion yen. Non-interest expenses increased by 9.5% to 102.9 billion yen. As a result, income before income taxes increased by 48.8% to 89.6 billion yen. Assets under management were 89.3 trillion yen as of March 31, 2025.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Net revenue	866.1	1,057.9	22.1
Non-interest expenses	812.2	891.7	9.8

Income (loss) before income taxes	53.9	166.3	208.4

Net revenue increased by 22.1% from the previous year to 1,057.9 billion yen. Non-interest expenses increased by 9.8% to 891.7 billion yen. As a result, income before income taxes increased by 208.4% to 166.3 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Net revenue	149.7	192.1	28.4
Non-interest expenses	102.3	145.2	42.0

Income (loss) before income taxes	47.4	46.9	(1.1)

Net revenue was 192.1 billion yen. Income before income taxes was 46.9 billion yen.

(2)	Overview of Consolidated Financial Position

Total assets as of March 31, 2025, were 56,802.2 billion yen, an increase of 1,655.0 billion yen compared to March 31, 2024, mainly due to the increase in Trading assets. Total liabilities as of March 31, 2025 were 53,221.2 billion yen, an increase of 1,522.5 billion yen compared to March 31, 2024, mainly due to the increase in Long-term borrowings. Total equity as of March 31, 2025 was 3,581.0 billion yen, an increase of 132.5 billion yen compared to March 31, 2024.

(3)	Overview of Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2025, increased by 126.4 billion yen compared to March 31, 2024. Cash flows from operating activities for the year ended March 31, 2025 were outflows of 678.6 billion yen due mainly to the increase in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2025 were outflows of 848.6 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2025 were inflows of 1,679.7 billion yen due primarily to Proceeds from issuances of long-term borrowings.

2.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2024) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2024) for the year ended March 31, 2024, with the exception of matters described in (7) Changes in Accounting Policies.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2024	March 31, 2025	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,239,359	4,424,462	185,103
Time deposits	545,842	642,388	96,546
Deposits with stock exchanges and other segregated cash	369,770	447,846	78,076

Total cash and cash deposits	5,154,971	5,514,696	359,725

Loans and receivables:
Loans receivable	5,469,195	6,025,008	555,813
Receivables from customers	453,937	410,722	(43,215)
Receivables from other than customers	928,632	1,030,023	101,391
Allowance for credit losses	(18,047)	(16,920)	1,127

Total loans and receivables	6,833,717	7,448,833	615,116

Collateralized agreements:
Securities purchased under agreements to resell	15,621,132	14,004,757	(1,616,375)
Securities borrowed	5,373,663	4,658,828	(714,835)

Total collateralized agreements	20,994,795	18,663,585	(2,331,210)

Trading assets and private equity and debt investments:
Trading assets*	19,539,742	22,372,339	2,832,597
Private equity and debt investments*	117,066	151,710	34,644

Total trading assets and private equity and debt investments	19,656,808	22,524,049	2,867,241

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥ 529,605 million as of March 31, 2024 and ¥ 546,117 million as of March 31, 2025)	448,785	436,454	(12,331)
Non-trading debt securities*	335,401	485,290	149,889
Investments in equity securities*	105,088	98,401	(6,687)
Investments in and advances to affiliated companies*	462,017	506,389	44,372
Other	1,155,621	1,124,473	(31,148)

Total other assets	2,506,912	2,651,007	144,095

Total assets	55,147,203	56,802,170	1,654,967

*	Including securities pledged as collateral

Millions of yen
March 31, 2024	March 31, 2025	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,054,717	1,117,292	62,575
Payables and deposits:
Payables to customers	1,310,825	1,377,222	66,397
Payables to other than customers	2,823,100	2,766,112	(56,988)
Deposits received at banks	2,356,202	3,105,581	749,379

Total payables and deposits	6,490,127	7,248,915	758,788

Collateralized financing:
Securities sold under agreements to repurchase	16,870,303	16,287,758	(582,545)
Securities loaned	2,133,066	1,964,682	(168,384)
Other secured borrowings	393,206	393,420	214

Total collateralized financing	19,396,575	18,645,860	(750,715)

Trading liabilities	10,890,610	11,378,828	488,218
Other liabilities	1,414,546	1,456,598	42,052
Long-term borrowings	12,452,115	13,373,678	921,563

Total liabilities	51,698,690	53,221,171	1,522,481

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,163,562,601 shares as of March 31, 2024 and
3,163,562,601 shares as of March 31, 2025
Outstanding	-	2,970,755,160 shares as of March 31, 2024 and
2,956,210,965 shares as of March 31, 2025	594,493	594,493	—
Additional paid-in capital	708,785	704,877	(3,908)
Retained earnings	1,705,725	1,867,379	161,654
Accumulated other comprehensive income (loss)	459,984	447,808	(12,176)

Total NHI shareholders’ equity before treasury stock	3,468,987	3,614,557	145,570
Common stock held in treasury, at cost -
192,807,441 shares as of March 31, 2024 and
207,351,636 shares as of March 31, 2025	(118,798)	(143,678)	(24,880)

Total NHI shareholders’ equity	3,350,189	3,470,879	120,690

Noncontrolling interests	98,324	110,120	11,796

Total equity	3,448,513	3,580,999	132,486

Total liabilities and equity	55,147,203	56,802,170	1,654,967

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024(A)	March 31, 2025(B)
Revenue:
Commissions	364,095	407,011	11.8
Fees from investment banking	173,265	212,234	22.5
Asset management and portfolio service fees	310,154	378,196	21.9
Net gain on trading	491,611	580,099	18.0
Gain on private equity and debt investments	11,877	7,634	(35.7)
Interest and dividends	2,620,856	2,927,861	11.7
Gain on investments in equity securities	9,612	444	(95.4)
Other	175,824	223,264	27.0

Total revenue	4,157,294	4,736,743	13.9
Interest expense	2,595,294	2,844,258	9.6

Net revenue	1,562,000	1,892,485	21.2

Non-interest expenses:
Compensation and benefits	673,523	732,390	8.7
Commissions and floor brokerage	137,328	177,452	29.2
Information processing and communications	217,126	227,018	4.6
Occupancy and related depreciation	68,698	70,166	2.1
Business development expenses	24,236	27,055	11.6
Other	167,239	186,440	11.5

Total non-interest expenses	1,288,150	1,420,521	10.3

Income before income taxes	273,850	471,964	72.3
Income tax expense	96,630	124,709	29.1

Net income	177,220	347,255	95.9

Less: Net income attributable to noncontrolling interests	11,357	6,519	(42.6)

Net income attributable to NHI shareholders	165,863	340,736	105.4

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	54.97	115.30	109.8

Diluted-
Net income attributable to NHI shareholders per share	52.69	111.03	110.7

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024(A)	March 31, 2025(B)
Net income	177,220	347,255	95.9
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	204,507	(35,768)	—
Deferred income taxes	(1,161)	(1,569)	—

Total	203,346	(37,337)	—

Defined benefit pension plans:
Pension liability adjustments	18,475	17,734	(4.0)
Deferred income taxes	(5,813)	(5,327)	—

Total	12,662	12,407	(2.0)

Non-trading debt securities:
Net unrealized loss on non-trading debt securities	—	(1,675)	—
Deferred income taxes	—	528	—

Total	—	(1,147)	—

Own credit adjustments:
Own credit adjustments	(91,001)	20,636	—
Deferred income taxes	18,565	(7,978)	—

Total	(72,436)	12,658	—

Total other comprehensive income (loss)	143,572	(13,419)	—

Comprehensive income	320,792	333,836	4.1
Less: Comprehensive income attributable to noncontrolling interests	13,399	5,276	(60.6)

Comprehensive income attributable to NHI shareholders	307,393	328,560	6.9

(4) Consolidated Statements of Changes in Equity

	Millions of yen
	For the year ended
	March 31, 2024	March 31, 2025
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	707,189	708,785
Stock-based compensation awards	1,609	(3,929)
Changes in ownership interests in subsidiaries	—	36
Changes in an affiliated company’s interests	(13)	(15)

Balance at end of year	708,785	704,877

Retained earnings
Balance at beginning of year	1,647,005	1,705,725
Net income attributable to NHI shareholders	165,863	340,736
Cash dividends	(68,674)	(168,477)
Loss on disposal of treasury stock	(2,364)	(10,605)
Cancellation of treasury stock	(36,105)	—

Balance at end of year	1,705,725	1,867,379

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	242,767	444,071
Net change during the year	201,304	(36,094)

Balance at end of year	444,071	407,977

Defined benefit pension plans
Balance at beginning of year	(32,174)	(19,512)
Pension liability adjustments	12,662	12,407

Balance at end of year	(19,512)	(7,105)

Non-trading debt securities
Balance at beginning of year	—	—
Net unrealized loss on non-trading debt securities	—	(1,147)

Balance at end of year	—	(1,147)

Own credit adjustments
Balance at beginning of year	107,861	35,425
Own credit adjustments	(72,436)	12,658

Balance at end of year	35,425	48,083

Balance at end of year	459,984	447,808

Common stock held in treasury
Balance at beginning of year	(118,574)	(118,798)
Repurchases of common stock	(61,199)	(58,835)
Sales of common stock	0	0
Common stock issued to employees	24,870	33,955
Cancellation of treasury stock	36,105	—

Balance at end of year	(118,798)	(143,678)

Total NHI shareholders’ equity

Balance at end of year	3,350,189	3,470,879

Noncontrolling interests
Balance at beginning of year	75,575	98,324
Net change during the year	22,749	11,796

Balance at end of year	98,324	110,120

Total equity

Balance at end of year	3,448,513	3,580,999

(5) Consolidated Statements of Cash Flows

	Millions of yen
	For the year ended
	March 31, 2024	March 31, 2025
Cash flows from operating activities:
Net income	177,220	347,255
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	61,340	61,653
Provision for credit losses	13,910	(1,060)
Gain on investments in equity securities	(9,612)	(444)
Gain on investments in subsidiaries and affiliates	(968)	(205)
Loss on disposal of office buildings, land, equipment and facilities	2,670	2,344
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	16,465	(144,542)
Trading assets and private equity and debt investments	(386,474)	(3,026,277)
Trading liabilities	(411,843)	574,231
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	290,843	1,108,828
Securities borrowed, net of securities loaned	(324,095)	526,233
Margin loans and receivables	(276,058)	(179,668)
Payables	709,839	(16,725)
Bonus accrual	26,480	26,496
Other, net	242,923	43,270

Net cash provided by (used in) operating activities	132,640	(678,611)

Cash flows from investing activities:
Payments for placements of time deposits	(650,562)	(679,945)
Proceeds from redemption or maturity of time deposits	567,599	572,947
Payments for purchases of office buildings, land, equipment and facilities	(145,784)	(189,971)
Proceeds from sales of office buildings, land, equipment and facilities	111,954	131,078
Payments for purchases of equity investments	(14,716)	(10,712)
Proceeds from sales of equity investments	40,497	8,112
Net cash outflows from loans receivable at banks	(112,224)	(129,829)
Payments for purchases or origination of other non-trading loans	(4,286,507)	(5,939,225)
Proceeds from sales or repayments of other non-trading loans	3,606,974	5,530,064
Payments for purchases of available-for-sale debt securities	—	(113,702)
Proceeds from sales of available-for-sale debt securities	—	4,982
Payments for purchases of other non-trading debt securities	(112,438)	(179,032)
Proceeds from sales or maturity of other non-trading debt securities	135,690	131,200
Acquisitions, net of cash acquired	(457)	—
Divestures, net of cash disposed of	—	8,141
Payments for purchases of investments in affiliated companies	(29,778)	(19,007)
Proceeds from sales of investments in affiliated companies	900	10,098
Other, net	914	16,154

Net cash used in investing activities	(887,938)	(848,647)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	3,064,698	4,334,376
Payments for repurchases or maturity of long-term borrowings	(2,101,758)	(3,313,452)
Proceeds from issuances of short-term borrowings	1,964,955	1,850,155
Payments for repurchases or maturity of short-term borrowings	(1,866,998)	(1,876,894)
Net cash inflows (outflows) from interbank money market borrowings	(88,288)	130,455
Net cash inflows (outflows) from other secured borrowings	57,311	(23,560)
Net cash inflows from deposits received at banks	107,532	785,385
Payments for withholding taxes on stock-based compensation	(12,669)	(20,583)
Proceeds from sales of common stock	953	1,412
Payments for repurchases of common stock	(61,029)	(59,006)
Payments for cash dividends	(60,164)	(112,541)
Contributions from noncontrolling interests	69,231	64,549
Distributions to noncontrolling interests	(60,924)	(80,599)

Net cash provided by financing activities	1,012,850	1,679,697

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	220,618	(26,020)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	478,170	126,419
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,820,852	4,299,022

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	4,299,022	4,425,441

(6) Note with respect to the Assumption as a Going Concern

Not applicable.

(7) Changes in Accounting Policies

Fair value measurement of equity securities subject to contractual sale restrictions

The Financial Accounting Standards Board issued Accounting Standards Updates (“ASU”) 2022-03 “Fair Value Measurement: Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” in June 2022 which clarifies that a contractual restriction on the sale of an equity security is an entity-specific characteristic and therefore should not be considered in the fair value measurement of the equity security. The ASU also requires specific disclosures for equity securities subject to contractual sale restrictions. Nomura has applied this new accounting policy prospectively from April 1, 2024.

Voluntary change in accounting policy

Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by Financial Accounting Standards Board Accounting Standards Codification 940 “Financial Services — Brokers and Dealers” (“ASC 940”) is applied to the Company and its consolidated subsidiaries. Prior to April 1, 2024, Nomura applied ASC 940 on a consolidated basis to all entities included within these consolidated financial statements. Effective from April 1, 2024, the Company and its consolidated subsidiaries that are not registered as a broker-dealer (“non-BD entities”) no longer apply ASC 940.

This accounting policy change is primarily due to a planned expansion of Nomura’s banking and investment management business and is therefore intended to allow certain non-BD entities to prospectively classify purchases of new non-trading debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “Investments — Debt Securities”. Non-trading debt securities classified as HTM are securities that a non-BD entity has both the ability and the intent to hold until maturity and are carried at amortized cost, while non-trading debt securities classified as AFS are carried at fair value with changes in fair value reported in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss) and in the consolidated balance sheets, net of applicable income taxes within Accumulated other comprehensive income (loss), a component of NHI shareholders’ equity.

As retrospective application of this accounting policy change is impracticable since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.

As part of this accounting policy change, existing loans held for trading purposes and non-trading debt securities held by non-BD entities previously carried at fair value with changes in fair value recognized through earnings on a recurring basis (i.e FV-NI) through consolidated application of ASC 940 have been elected for the fair value option permitted by ASC 825 “Financial Instruments” on April 1, 2024 and therefore continue to be carried at fair value on a recurring basis from such date. A similar election has been made for subsequent new originations or purchases of loans held for trading purposes and for purchases of certain non-trading debt securities by non-BD entities on or after April 1, 2024. Such loans continue to be reported in the consolidated balance sheets within Trading assets with changes in fair value reported in the consolidated statements of income within Revenue — Net gain on trading. Similarly, non-trading debt securities elected for the fair value option continue to be reported in the consolidated balance sheets within Non-trading debt securities with changes in fair value reported in the consolidated statements of income within Revenue – Other.

Following this accounting policy change, fair value changes of non-trading debt securities purchased on or after April 1, 2024 and classified as HTM or AFS by non-BD entities are not recognized through earnings, unless an impairment loss is recognized.

(8) Notes to the Consolidated Financial Statements

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Net revenue

Business segment information:
Wealth Management	402,361	451,487	12.2
Investment Management	154,143	192,473	24.9
Wholesale	866,147	1,057,938	22.1

Subtotal	1,422,651	1,701,898	19.6
Other	149,690	192,136	28.4

Net revenue	1,572,341	1,894,034	20.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,341)	(1,549)	—

Net revenue	1,562,000	1,892,485	21.2

Non-interest expenses

Business segment information:
Wealth Management	279,682	280,736	0.4
Investment Management	93,945	102,882	9.5
Wholesale	812,236	891,656	9.8

Subtotal	1,185,863	1,275,274	7.5
Other	102,287	145,247	42.0

Non-interest expenses	1,288,150	1,420,521	10.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,288,150	1,420,521	10.3

Income (loss) before income taxes

Business segment information:
Wealth Management	122,679	170,751	39.2
Investment Management	60,198	89,591	48.8
Wholesale	53,911	166,282	208.4

Subtotal	236,788	426,624	80.2
Other*	47,403	46,889	(1.1)

Income (loss) before income taxes	284,191	473,513	66.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,341)	(1,549)	—

Income (loss) before income taxes	273,850	471,964	72.3

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2024 (A)	March 31, 2025 (B)
Net gain (loss) related to economic hedging transactions	2,021	(5,809)	—
Realized gain (loss) on investments in equity securities held for operating purposes	21,027	1,475	(93.0)
Equity in earnings of affiliates	46,420	51,221	10.3
Corporate items	(11,997)	(5,884)	—
Other	(10,068)	5,886	—

Total	47,403	46,889	(1.1)

Note) The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2025	2,956,210,965

Net income attributable to NHI shareholders per share is calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2025	2,955,204,882

Significant Subsequent Events

Acquisition of Asset Management Companies within the Macquarie Group

On April 22, 2025, Nomura entered into a share purchase agreement to acquire all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à.r.l., and Macquarie Investment Management Holdings (Austria) GmbH. The transfer of these interests is expected to be completed by the end of December 2025, subject to certain regulatory approvals, at which point these companies will become consolidated subsidiaries of Nomura.

This transaction will be accounted for as a business combination in accordance with ASC 805 “Business Combinations,” including the determination of goodwill. The acquisition consideration is expected to be approximately 1.8 billion U.S. dollar (approximately 257 billion yen based on an exchange rate of 1 U.S. dollar = 142.80 yen) in cash, and it is subject to certain adjustments based on measures such as assets under management, working capital and indebtedness of the acquired business as at the closing date. Nomura is currently conducting an analysis of the accounting treatment related to this business combination.

Once the acquisition is completed, Nomura plans to include the acquired business into the Investment Management reporting segment.

Nomura Subsidiary to Transfer Fixed Assets

On April 10, 2025, Nomura has sold its own land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, for effective utilization of its assets. As a result, a gain on sale of approximately 56 billion yen will be recorded in the consolidated financial statements for the first quarter of the fiscal year ending March 2026.

Share buyback Program

On April 25, 2025, the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

(1)	Reasons

To use the acquired treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2)	Contents of Buyback

1)	Type of stock to be purchased

Common Stock

2)	Total number of stocks to be purchased

Upper limit of 100,000,000 shares (3.2% of outstanding shares)

3)	Total amount of stocks

Maximum of 60,000 million yen

4)	Term

May 15, 2025 to December 30, 2025

(Excluding the ten business days following the announcement of quarterly operating results)

5)	Method

Purchase on the stock exchange via a trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.)

Setting up a new Division

Nomura has set up a new Banking Division on April 1, 2025.

(9) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024(A)	March 31, 2025(B)
Revenue:
Commissions	82,770	88,922	85,718	106,685	102,750	101,363	102,630	100,268	(2.3)
Fees from investment banking	31,146	38,604	55,229	48,286	41,251	53,335	64,375	53,273	(17.2)
Asset management and portfolio service fees	71,807	76,666	77,496	84,185	90,333	93,848	97,209	96,806	(0.4)
Net gain on trading	115,563	116,613	125,069	134,366	131,994	147,711	142,013	158,381	11.5
Gain on private equity and debt investments	6,887	1,123	1,882	1,985	3,153	1,598	1,641	1,242	(24.3)
Interest and dividends	549,651	658,458	686,300	726,447	788,550	762,958	745,459	630,894	(15.4)
Gain (loss) on investments in equity securities	4,777	2,792	(3,350)	5,393	1,442	(2,554)	1,610	(54)	—
Other	30,752	29,522	52,143	63,407	58,412	83,307	43,001	38,544	(10.4)

Total revenue	893,353	1,012,700	1,080,487	1,170,754	1,217,885	1,241,566	1,197,938	1,079,354	(9.9)
Interest expense	544,440	644,940	680,262	725,652	763,443	758,239	695,957	626,619	(10.0)

Net revenue	348,913	367,760	400,225	445,102	454,442	483,327	501,981	452,735	(9.8)

Non-interest expenses:
Compensation and benefits	158,673	167,138	170,629	177,083	184,510	184,671	190,888	172,321	(9.7)
Commissions and floor brokerage	31,365	34,336	34,315	37,312	43,629	45,325	43,645	44,853	2.8
Information processing and communications	52,836	53,616	54,342	56,332	55,769	56,741	54,431	60,077	10.4
Occupancy and related depreciation	16,601	17,477	16,806	17,814	17,635	16,810	17,885	17,836	(0.3)
Business development expenses	6,144	5,396	6,157	6,539	6,572	5,981	6,807	7,695	13.0
Other	36,984	33,062	39,265	57,928	43,396	40,789	50,046	52,209	4.3

Total non-interest expenses	302,603	311,025	321,514	353,008	351,511	350,317	363,702	354,991	(2.4)

Income before income taxes	46,310	56,735	78,711	92,094	102,931	133,010	138,279	97,744	(29.3)
Income tax expense	20,428	21,150	26,573	28,479	31,498	35,304	34,137	23,770	(30.4)

Net income	25,882	35,585	52,138	63,615	71,433	97,706	104,142	73,974	(29.0)

Less: Net income (loss) attributable to noncontrolling interests	2,551	353	1,588	6,865	2,495	(681)	2,701	2,004	(25.8)

Net income attributable to NHI shareholders	23,331	35,232	50,550	56,750	68,938	98,387	101,441	71,970	(29.1)

	Yen								% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	7.71	11.61	16.77	18.92	23.33	33.30	34.32	24.35	(29.1)

Diluted-
Net income attributable to NHI shareholders per share	7.40	11.21	16.10	18.02	22.36	32.26	33.08	23.39	(29.3)

Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024(A)	March 31, 2025(B)
Net revenue

Business segment information:
Wealth Management	92,050	98,932	102,625	108,754	113,963	116,704	116,282	104,538	(10.1)
Investment Management	26,525	45,111	38,946	43,561	47,670	56,087	45,711	43,005	(5.9)
Wholesale	190,850	204,087	216,996	254,214	244,846	263,381	290,523	259,188	(10.8)

Subtotal	309,425	348,130	358,567	406,529	406,479	436,172	452,516	406,731	(10.1)
Other	43,755	16,953	54,620	34,362	46,724	50,387	48,847	46,178	(5.5)

Net revenue	353,180	365,083	413,187	440,891	453,203	486,559	501,363	452,909	(9.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	2,677	(12,962)	4,211	1,239	(3,232)	618	(174)	—

Net revenue	348,913	367,760	400,225	445,102	454,442	483,327	501,981	452,735	(9.8)

Non-interest expenses

Business segment information:
Wealth Management	69,103	69,887	70,698	69,994	71,705	71,415	70,108	67,508	(3.7)
Investment Management	22,898	21,896	23,350	25,801	24,491	24,152	26,773	27,466	2.6
Wholesale	188,749	195,823	194,026	233,638	223,725	218,087	228,162	221,682	(2.8)

Subtotal	280,750	287,606	288,074	329,433	319,921	313,654	325,043	316,656	(2.6)
Other	21,853	23,419	33,440	23,575	31,590	36,663	38,659	38,335	(0.8)

Non-interest expenses	302,603	311,025	321,514	353,008	351,511	350,317	363,702	354,991	(2.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	302,603	311,025	321,514	353,008	351,511	350,317	363,702	354,991	(2.4)

Income (loss) before income taxes

Business segment information:
Wealth Management	22,947	29,045	31,927	38,760	42,258	45,289	46,174	37,030	(19.8)
Investment Management	3,627	23,215	15,596	17,760	23,179	31,935	18,938	15,539	(17.9)
Wholesale	2,101	8,264	22,970	20,576	21,121	45,294	62,361	37,506	(39.9)

Subtotal	28,675	60,524	70,493	77,096	86,558	122,518	127,473	90,075	(29.3)
Other*	21,902	(6,466)	21,180	10,787	15,134	13,724	10,188	7,843	(23.0)

Income (loss) before income taxes	50,577	54,058	91,673	87,883	101,692	136,242	137,661	97,918	(28.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,267)	2,677	(12,962)	4,211	1,239	(3,232)	618	(174)	—

Income (loss) before income taxes	46,310	56,735	78,711	92,094	102,931	133,010	138,279	97,744	(29.3)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024(A)	March 31, 2025(B)
Net gain (loss) related to economic hedging transactions	3,394	(8,905)	7,575	(43)	(2,853)	1,826	(7,014)	2,232	—
Realized gain (loss) on investments in equity securities held for operating purposes	8,191	26	11,762	1,048	—	496	645	334	(48.2)
Equity in earnings of affiliates	13,718	9,013	8,830	14,859	14,800	11,551	15,200	9,670	(36.4)
Corporate items	1,942	1,380	(6,459)	(8,860)	5,519	(5,332)	(954)	(5,117)	—
Other	(5,343)	(7,980)	(528)	3,783	(2,332)	5,183	2,311	724	(68.7)

Total	21,902	(6,466)	21,180	10,787	15,134	13,724	10,188	7,843	(23.0)

Note) The Retail Division has been renamed the “Wealth Management Division,” effective April 1, 2024.

4.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2025_4q.pdf